UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES

(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077   North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES
ANNUAL REPORT INDEX
December 31, 2010 and 2009
The following unaudited financial statements and other information of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates are included herewith:
•	Statements of Net Assets Available for Benefits — December 31, 2010 and 2009;

•	Statements of Changes in Net Assets Available for Benefits for the Period Ended December 31, 2010 and 2009;

•	Notes to Financial Statements — December 31, 2010 and 2009.
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor for the period ended December 31, 2009 is included herewith:
•	Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2010
All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES
REQUIRED INFORMATION
The Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan) is subject to the requirements of the Employee Retirement Security Act of 1974 (ERISA). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA under 29 CFR 2520.104-41. The financial statements and schedules are unaudited as the Plan has claimed a waiver of the annual examination and report of an independent qualified accountant under 29 CFR 2520.104.46.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 and 2009

	2010	2009
	(Unaudited)	(Unaudited)
Investments, at fair value:
Participant-directed	$479,403	$386,471
Participant loans	36,159	37,145
Contribution receivable — participant	—	309

Net assets available for benefits	$515,562	$423,925

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD ENDED DECEMBER 31, 2010 and 2009

	2010	2009
	(Unaudited)	(Unaudited)
Additions:
Contributions
Participant	$47,799	$46,100
Employer	5,517	10,211

Total contributions	53,316	56,311

Investment income:
Interest and dividends	13,324	11,049
Net appreciation in the fair value of investments	23,003	24,468
Interest income, participant loans	2,359	3,136

Total additions	92,002	94,964

Deductions:
Administrative expenses	365	579

Total deductions	365	579

Net increase during the year	91,637	94,385

Net assets available for benefits:
Beginning of period	423,925	329,540

End of period	$515,562	$423,925

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2010 and 2009
(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

Effective October 1, 2008, the Plan was established for the exclusive benefit of the employees of the Diebold, Incorporated (the Employer) who reside in Puerto Rico. The Plan is subject to certain provisions of the Employee Retirement Security Act of 1974 (ERISA).

(b)	Contributions

The Plan allows each participant to voluntarily contribute from one to ten percent (in one percent increments) of pre-tax compensation, but not in excess of $9,000 or such indexed maximum amounts permitted by the Puerto Rico Internal Revenue Code of 1994, as amended. Diebold provides a company matching contribution as follows:

Effective April 1, 2009

For employees hired before July 1, 2003 there was no Employer Basic Matching Contribution. For employees hired on or after July 1, 2003, the Employer Basic Matching Contribution was 30 percent of a participant’s pre-tax contributions during each payroll period up to six percent of the participant’s compensation in such payroll period.

Prior to April 1, 2009

For employees hired before July 1, 2003, the Employer Basic Matching Contribution was 60 percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and 40 percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period.

For employees hired on or after July 1, 2003, the Employer Basic Matching Contribution was 100 percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and 60 percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period.

The Employer match is set by the board of directors and is evaluated at least annually.

(c)	Participants’ Accounts

Each participant directs his or her contributions, as well as any employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants’ accounts are valued on a daily basis.

Prior to June 1, 2006, the Employer’s Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account based on a predefined formula and was invested in the Diebold Company Stock Fund. Effective June 1, 2006, all Employer contributions were deposited in the Regular Account. Therefore, no further Employer contributions will be deposited into the Retiree Medical Funding Account; however, this account will be maintained for historical recordkeeping purposes.

(d)	Vesting

For employees hired before July 1, 2003, a participant’s pre-tax contributions and earnings, and the Employer’s contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, a participant’s pre-tax contributions and earnings are immediately vested and non-forfeitable; however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2010 and 2009
(e)	Distribution of Benefits

Upon termination of service with the Employer or an affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the participant does not elect one of the noted options, the plan administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. The Administrator or its designee shall make such determination on a periodic basis, not less frequently than annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer’s common stock.

(f)	Participant Loans

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant’s current vested balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranged from 4.25 percent to 9.25 percent at December 31, 2010 and 2009.

(g)	Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need.

(h)	Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator, or at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.

(i)	Forfeited Accounts

At December 31, 2010 and 2009 forfeited unvested accounts totaled $57. These accounts are used to reduce future employer contributions or administrative expenses.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The presentation of certain prior-year information has been reclassified to conform to the current presentation.

(b)	Investment Valuation

The Plan’s investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Employer common stock is valued at its quoted market price. All purchase and sale transactions are recorded on a trade date basis.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2010 and 2009
investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
(c)	Participant Loans

Participant loans are classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued interest.

(d)	Benefit Payments

Benefits are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(f)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(g)	Recently Adopted Accounting Guidance

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosure (ASU 2010-06). ASU 2010-06 updated FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements (ASC 820). ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of level 3 fair value measurements, information about purchases, sales, issuances and settlements should be presented separately. The adoption of ASU 2010-06 did not have an impact on the financial statements of the Plan.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 changed the reporting of loans to participants. Prior to ASU 2010-25, loans to participants were reported as investments at fair value. ASU 2010-25 requires that loans to participants be reported as notes receivable from participants at the unpaid principal balance plus any accrued, but unpaid interest. The Plan adopted ASU 2010-25 in the 2010 financial statements, applied retrospectively for all periods presented. The adoption of ASU 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.

(h)	Recently Issued Accounting Guidance

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plans’ financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2010 and 2009
(3)	Investments

The following presents investments that represent five percent or more of the Plan’s assets available for benefits as of December 31:

	2010		2009
	Number of	Fair	Number of	Fair
	Shares/Units	Value	Shares/Units	Value

Vanguard Retirement Savings Trust	225,921	$225,921	191,427	$191,427
Diebold Company Stock Fund	7,439	81,977	6,594	64,555
Loomis Sayles Bond Fund	3,128	44,631	2,785	37,154
Vanguard 500 Index Fund	404	46,786	350	35,901
All investments as of December 31, 2010 and 2009 are participant-directed.
The Plan has an interest in a fully benefit-responsive group annuity contract as part of the Vanguard Retirement Savings Trust (the Trust) option issued by the Vanguard Fiduciary Trust Company (the Trustee). The group trust contract is to be reported at contract value and disclosure of adjustment from fair value is required, as stated on the Statements of Net Assets Available for Benefits.
The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in Vanguard mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.
The average yield earned by the Trust for fully benefit-responsive investment contracts was 3.36 percent and 3.15 percent for the years ended December 31, 2010 and 2009, respectively. The average yield earned and paid to plan participants by the Trust was 3.01 percent and 2.86 percent for the years ended December 31, 2010 and 2009, respectively.
Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2010, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.
In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.
The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2010	2009
Balanced Funds	$3,296	$3,424
Bond Funds	2,900	7,808
Diebold Company Stock Fund	8,898	1,232
Stock Funds	7,909	12,004

	$23,003	$24,468

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2010 and 2009
(4)	Fair Value Measurements
The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
Level 3: Unobservable inputs for which there is little or no market data.
Investments measured at fair value on a recurring basis are as follows:

	Fair Value at	Fair Value Measurements Using
	December 31, 2010	Level 1	Level 2	Level 3
Balanced Funds	$36,562	$36,562	$—	$—
Bond Funds	54,707	54,707	—	—
Diebold Company Stock Fund	81,977	81,977	—	—
Stock Funds	80,179	80,179	—	—
Vanguard Retirement Savings Trust	225,921	—	225,921	—
Money Market Funds	57	—	57	—

Total	$479,403	$253,425	$225,978	$—

	Fair Value at	Fair Value Measurements Using
	December 31, 2009	Level 1	Level 2	Level 3
Balanced Funds	$20,635	$20,635	$—	$—
Bond Funds	45,610	45,610	—	—
Diebold Company Stock Fund	64,555	64,555	—	—
Stock Funds	64,187	64,187	—	—
Vanguard Retirement Savings Trust	191,427	—	191,427	—
Money Market Funds	57	—	57	—

Total	$386,471	$194,987	$191,484	$—

Assets valued using level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market.
Assets valued using level 2 inputs in the table above represent the Plan’s investment in fully benefit-responsive investment contracts and money market funds. Investments in fully benefit-responsive investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations. Investments in money market funds are valued at the NAV of shares held by the Plan.
(5)	Tax Status

The Department of the Treasury of Puerto Rico has determined and informed the employer by a letter dated March 17, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994, as amended (Code). The Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2010 and 2009
(6)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(7)	Party — In — Interest Transactions

The Trustee serves as the fund manager of the Vanguard 500 Index Fund, Vanguard International Growth Fund, Vanguard International Value Fund, Vanguard Prime Money Market, Vanguard PRIMECAP Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, and the Vanguard Retirement Savings Trust. The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

(8)	Subsequent Events

Effective January 1, 2011 the Company increased the Employer Basic Matching Contribution as follows:

For employees hired before July 1, 2003, the Employer Basic Matching Contribution was increased to 25 percent of a participant’s pre-tax contributions during each payroll period up to six percent of the participant’s compensation in such payroll period. For employees hired on or after July 1, 2003, the Employer Basic Matching Contribution was increased to 55 percent of a participant’s pre-tax contributions during each payroll period up to six percent of the participant’s compensation in such payroll period.

The Administrator has evaluated subsequent events through the date the Plan financial statements are issued. With the exception of the matching contributions noted above, there were no subsequent events that have occurred which would require adjustments to or disclosure in the Plan financial statements.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
EIN: 34-0183970
PLAN NUMBER: 001

		(c)
		Description of Investment
		including Maturity Date,
(a)	(b)	Rate of Interest,
	Identity of Issue, Borrower,	Collateral, Par, or Maturity		(d)	(e)
	Lessor, or Similar Party	Value	Shares	Cost	Current Value
	Loomis Sayles Bond Fund	Registered Investment Company	3,128	***	$44,631
*	Vanguard 500 Index Fund	Registered Investment Company	404	***	46,786
*	Vanguard International Growth Fund	Registered Investment Company	22	***	416
*	Vanguard International Value Fund	Registered Investment Company	15	***	471
*	Vanguard Prime Money Market	Registered Investment Company	57	***	57
*	Vanguard PRIMECAP Fund	Registered Investment Company	8	***	499
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	8	***	98
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	186	***	4,155
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	324	***	4,026
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	939	***	20,362
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	305	***	3,994
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	267	***	3,604
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	7	***	158
*	Vanguard Target Retirement Income Fund	Registered Investment Company	15	***	165
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	951	***	10,076
*	Vanguard U.S. Growth Fund	Registered Investment Company	403	***	7,362
*	Vanguard Windsor II Fund	Registered Investment Company	960	***	24,645
*	Vanguard Retirement Savings Trust	Common/ Collective Trust	225,921	***	225,921
*	Diebold Company Stock Fund	Company Stock Fund	7,439	***	81,977
*	Participant Loans	1 — 5 years; 4.25% - 9.25%		**	36,159

					$515,562

*	Party-in-interest

**	The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i.

***	Information not required pursuant to instructions to Form 5500 for participant-directed funds.

SIGNATURES
Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold, Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Date: June 29, 2011	By:	/s/ Bradley C. Richardson
Bradley C. Richardson
Executive Vice President and Chief Financial Officer (Principal Financial Officer)